UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-SB

GENERAL FORM FOR REGISTRATION OF SECURITIES
OF SMALL BUSINESS ISSUERS
Under Section 12(b) or (g) of the Securities Exchange Act of 1934

BEDMINSTER CAPITAL CORP.
(Name of Small Business Issuer in its charter)

Nevada	20-8285508
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

90 Washington Valley Road, Bedminster, New Jersey	07921
(Address of principal executive offices)	(Zip Code)

Issuer’s telephone number	(908) 719-8941

Securities registered under Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
None	None

Securities registered under Section 12(g) of the Act:

Class A Common Stock, par value $0.0001 per share
(Title of class)
Class B Common Stock, par value $0.0001 per share
(Title of class)

BEDMINSTER CAPITAL CORP.

INFORMATION REQUIRED IN INFORMATION STATEMENT
AND INCORPORATED IN FORM 10-SB BY REFERENCE

Our Information Statement is attached as Exhibit 99.1 to the Form 10-SB. For your reference, we provide the below cross-reference table identifying where the items required by Form 10-SB can be found in the Information Statement.

Item No.	Caption	Location in Information Statement

1.	Description of Business.	“Summary”, “Risk Factors”, “The Spin-Off and Distribution”, “Business”, “Management’s Discussion and Analysis or Plan of Operations”, and “Where You Can Find More Information”

2.	Management’s Discussion and Analysis or Plan of Operations.	“Management’s Discussion and Analysis or Plan of Operations”

3.	Description of Property.	“Summary”, “Business — Properties”

4.	Security Ownership of Certain Beneficial Owners and Management.	“Security Ownership of Certain Beneficial Owners and Management”

5.	Directors and Executive Officers, Promoters and Control Persons.	“Management — Directors and Executive Officers, Promoters and Control Persons”

6.	Executive Compensation.	“Management — Executive Compensation”

7.	Certain Relationships and Related Transactions.	“Certain Relationships and Related Transactions”

8.	Description of Securities.	“Description of Securities”

Part II

1.	Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.	“Summary”, “The Spin-Off and Distribution”, “Dividend Policy”, and “Description of Securities”

2.	Legal Proceedings.	“Business — Legal Proceedings”

3.	Changes in and Disagreements with Accountants.	Not Applicable

4.	Recent Sales of Unregistered Securities.	“The Spin-Off and Distribution”

5.	Indemnification of Officers and Directors.	“Indemnification of Officers and Directors”

Part F/S

	Financial Statements.	“Financial Statements”

INFORMATION NOT INCLUDED IN INFORMATION STATEMENT

Part III Exhibit Index.

Exhibit No.	Title of Document

2	Form of Separation and Distribution Agreement

3.1	Articles of Incorporation

3.2	Bylaws

10.1	Management Services Agreement between Bedminster Financial Corp. and Apogee Holdings, Inc.

10.2	Real Estate Consulting Services Agreement between The Whitetail Group, LLC and Bedminster Capital Corp.

99.1	Information Statement dated May 25, 2007

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

BEDMINSTER CAPITAL CORP.

By:	/s/ Paul Patrizio
PAUL PATRIZIO
President, Chief Executive Officer, Chief Financial Officer

Date:	May 25, 2007